NICK TEHRANI MBA

DIGITAL MARKETER & INNOVATOR

 


Louisville, KY based

SUMMARY

Highly skilled in new brand development, research managment, beverage manufacturing, video production, graphic design, and content creation. Proficient in inventory management, purchasing, web design, social media management, copyrighting, scheduling, event planning/management, camera operation, and marketing research. Selected to participate in the University of Louisville's Innovation MBA program after identifying a unique opportunity, launched a successful beverage startup in Louisville, KY- winner of many pitch competitions including 1st place at KY GSE for innovative business ideas and ability to pitch effectively.

WORK EXPERIENCE

University Of Louisville

Senior Program Coordinator • 2022 - Present
- *Main report for all matters regarding the for Betty Irene More Research Grant for University of Louisville from 2022-2024*
- *Develop SOP for research with adolescent participants (age 14-21) in human research trials for home environmental awareness.*
- *Conducted multiple two week research trials with over 150 participants involving the use of cloud based technology*
- *Conducted face-to-face and remote video meetings with participants to help keep them on track during study.*

Against The Grain

Digital Marketer• 2021
- *Created relevant content (video, photo, graphic design, copyright) tailored to each brand's specific needs, including signs, table cards, menus, labeling, event signage, video content, photography, audio content, and more.*
- *Managed the brand's digital voice, upkeep for existing brand assets, and scheduled content for future social posts.*

Cool Buzz Inc

CEO/President 2023 - Present
- Owner and CEO. Handles all operations and activities across all departments.

Hearst Television

News Editor• 2020
- *Working in an incredibly fast-paced, detail-oriented environment with calm, skilled execution.*
- *Nonlinear editing of multiple stories, videos, and newscasts simultaneously under deadlines using newscast elements including PKGs, VOs, VOSOTs, opens, teases, and pre-production material.*
- *Collaborating with producers, reporters, and managers to produce high-quality stories. Rapidly reviewing scripts and footage before and during the show for grammar and content errors*

Alpha Media

Digital Marketing Specialist • 2017-2019
- *Producing content for five unique brands encompassing a variety of different market segments.*
- *Developing content tailored for various demographics while maintaining the brand image and values of each brand.*
- *Coordinating with the sales department to complete digital sales projects.*
- *Attended client facing sales meetings, took notes, listened for client needs, and delivered solutions (video, graphic, audio, etc.)*

EDUCATION

Master in Innovation- I-MBA
University of Louisville • 2022–2023

Bachelor of Science in Marketing
University of Louisville • 2016–2020

AWARDS

2nd Place at Cardinal Challenge
University Of Louisville- $2000 Awarded • 2023

1st Place KY Governor's School for Entrepreneurs
KY GSE Pitch Competiton- $15,000 Awarded. • 2024

CERTIFICATIONS

Human Subjects and HIPAA Research
CITI Program. • 2023

Radio Marketing Professional
National Advertising Bureau • 2019

Completed **Scouts of America** program in with over 40 merit badges from **Troop 30 in Prospect, KY.**

SKILLS

- Adobe Creative Cloud
- Videography
- Photography
- Statstical Analysis
- Market Research
- Human Participant Research
- Idea Pitching
- Spanish Speaking A2 Level